Exhibit 99(a)(22)

EFiled: Jan 13 2005 4:48PM EST
Filing ID 4944403

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

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PIPEFITTERS LOCALS 522 & 633,	:	C.A. No.:
PENSION TRUST FUND,	:
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Plaintiff,	:
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vs.	:
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FOX ENTERTAINMENT GROUP, INC., NEWS	:
CORPORATION, KEITH RUPERT MURDOCH,	:
PETER POWERS, LACHLAN KEITH	:
MURDOCH, CHRISTOS M. COTSAKOS,	:
ARTHUR MICHAEL SISKIND, PETER	:
CHERNIN, and DAVID F. DEVOE,	:
:
Defendant.	:
:
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CLASS ACTION COMPLAINT

Plaintiff Pipefitters Locals 522 & 633 Pension Trust Fund, by its attorneys, alleges upon information and belief, except as to the allegations that pertain to plaintiff, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the minority holders of Fox Entertainment Group, Inc. Class A common stock (“Fox” or the “Company”), against its directors, and its majority shareholder News Corporation (“News Corp,”), arising out of News Corp.’s attempt to acquire, through an exchange of Fox common stock for News Corp. common stock, 100% of Fox (the “Proposed Acquisition”) for inadequate and unfair consideration, without full disclosure of all material information, to the detriment of the minority shareholders, all in breach of defendants’ fiduciary duties.

2. Fox is a multi-faceted entertainment company with operations in four business segments, including Filmed Entertainment, Television Stations, Television Broadcast Network and Cable Network Programming.

3. In pursuing the unlawful plan to force an exchange of Fox common stock for shares in News Corp. for grossly inadequate consideration and without complete disclosure of all material information, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, candor, due care, independence, good faith and fair dealing.

4. Defendants have thus far failed to adequately disclose material information to the minority shareholders in filings by the Company with the United States Securities and Exchange Commission (“SEC”), including a Form S-4 Registration Statement and Prospectus filed by News Corp. with the SEC on January 10, 2004 (the “Prospectus”), and a Schedule TO-T (and amendments thereto) filed by News Corp. with the SEC on January 10, 2004 (the “Tender Offer Documents”) (collectively, the “Disclosure Documents”).

5. In essence, the Proposed Acquisition is solely designed to ensure that Fox’s majority shareholder and the Company’s Chairman and CEO, Keith Rupert Murdoch (“Rupert Murdoch”), and his family (the “Murdoch Family”), complete the Proposed Acquisition despite the fact that the exchange ratio called for in the Proposed Acquisition is highly unfair to the minority shareholders of Fox and that the Disclosure Documents fail to provide Fox’s minority shareholders with all material information concerning the Proposed Acquisition necessary for them to make an informed decision.

PARTIES

6. Plaintiff at all times relevant hereto has been a shareholder of Fox, and as of the date of filing this complaint owned approximately 39,400 shares of Fox.

7. Fox is a Delaware corporation with its principal place of business located at 1211 Avenue of the Americas, New York, NY 10036. Fox is a multi-faceted entertainment company with operations in four business segments, including Filmed Entertainment, Television Stations, Television Broadcast Network and Cable Network Programming.

8. Defendant News Corp., a publicly-held Delaware corporation, is a diversified international media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. News Corp. is a holding company that conducts all of its activities through subsidiaries and affiliates, such as Fox, News America Marketing In-Store Services, Inc., News America Marketing FSI, Inc., News International Limited, and News Limited, among others. News Corp. is the majority, dominating and controlling shareholder of Fox. News Corp. currently owns approximately 82.1% of the equity and 97.0% of the voting power of Fox through its ownership of approximately 59.1% of the outstanding shares of Fox Class A common stock and 100% of the outstanding shares of Fox Class B common stock. News Corp. is sued as the controlling and dominating shareholder of Fox, for breaching its fiduciary duties in connection with its offer to exchange its shares for Fox shares.

9. Defendant Rupert Murdoch is Chairman and CEO of the Company and was at all relevant times a director of the Company. Rupert Murdoch is also the Chairman and CEO of News Corp., the Company’s majority and controlling shareholder, and a member of the boards of DircetTV, Gemstar-TV Guide, News America, Inc., News International, PLC, and News Ltd. Rupert Murdoch is not an independent director.

10. Defendant Peter Powers (“Powers”) is and was at all relevant times a director of the Company. Powers is a member of the Special Committee of the Fox Board of Directors appointed to consider the Proposed Acquisition and to make a recommendation to Fox’s minority shareholders whether to tender their shares to News Corp. However, Powers is also a director of yet another majority-owned subsidiary of News Corp., NDS Group plc (“NDS Group”),1 and clearly has material conflicts in connection with the Proposed Acquisition, particularly in light of the fact that any benefits afforded to News Corp. by the acquisition of Fox will indirectly benefit News Corp.’s subsidiary, NDS Group. Indeed, Powers shares board membership on NDS Group with defendants Lachlan Murdoch, David DeVoe and Arthur Siskin. Thus, by virtue of, among other things, the fact that Powers is beholden to News Corp. and the Murdoch Family for his position and perquisites at Fox and NDS Group, Powers is not an independent director.

11. Defendant Lachlan Keith Murdoch (“Lachlan Murdoch”) is and was at all relevant times a director of the Company. Lachlan Murdoch, the son of Rupert Murdoch, is also currently the Chairman of Fox Television Stations, Inc., a subsidiary of Fox, Chairman of News Ltd., Deputy COO and Executive Director of News Corp., and a director of FOXTEL Management. Lachlan Murdoch is not an independent director.

12. Defendant Christos M. Cotsakos (“Cotsakos”) is and was at all relevant times a director of the Company. Cotsakos is a member of the Special Committee. Cotsakos also served on the boards ofE*TRADE Group, Inc. (“E*TRADE”) and Tickets.com with defendant Peter Chernin (“Chernin”). Importantly, while both Chernin and Cotsakos were at E* I RADE,

[1]	NDS Group is a publicly-traded company (on the NASDAQ), and is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices.

Chernin and the other board members rewarded then-Chairman and CEO Cotsakos with an $80 million compensation package (not counting income from stock options exercised) after the company lost $241.5 million in 2001, which resulted in an indignant reaction by shareholders, prompting Cotsakow to relinquish $23.5 million in benefits.2 Thus, by virtue of, among other things, the fact that Cotsakos is beholden to News Corp., News Corp.’s directors (including Chernin), and the Murdoch Family for his position and perquisites, Cotsakos is not an independent director.

13. Defendant Arthur Michael Siskind (“Siskind”) is and was at all relevant times a director of the Company. Siskind is also a Senior Executive Vice President of News America, Inc. and a Senior Advisor to News Corp. Siskind is not an independent director.

14. Defendant Chernin is and was at all relevant times a director of the Company, as well as the Company’s President and COO. Chernin is also the Chairman and CEO of DirectTV, Gemstar-TV Guide, News America, Inc. and the President and COO of News Corp. As previously stated, Chernin also served on the board of E*TRADE while defendant Cotsakos was the Chairman and CEO, and, in such capacity, awarded Cotsakos extravagant compensation packages the investment community as a whole found abhorrent, including the forgiveness of a $15 million loan the company made to Cotsakos, plus $15.2 million to cover taxes he owed on the forgiven loan and $2.7 million to cover other taxes. Chernin is not an independent director.

15. Defendant David F. DeVoe (“DeVoe”) is and was at all relevant times a director of the Company, as well as the Company’s Senior Executive Vice President and CFO. DeVoc is also a director of DirectTV and Gemstar-TV Guide, and a Senior Executive Vice President and CFO of News Corp. and News America, Inc. DeVoe is not an independent director.

[2]	Cotsakos ultimately resigned from E*TRADE in January 2003 and walked away with a $4 million severance payment and a $4 million bonus for his work in 2002.

16. Plaintiff alleges that defendants, separately and together, in connection with the Proposed Acquisition, have violated their fiduciary duties owed to plaintiff and the other minority shareholders of Fox, including their duties of loyalty, good faith and fair dealing insofar as they stand on both sides of the transaction and have engaged in self-dealing to obtain for News Corp. financial benefits not shared by the Class. Plaintiff also alleges that defendants placed an artificial lid on the price of the stock by withholding the release of Fox’s quarterly results until after the Company announced the proposed Acquisition at an inadequate exchange ratio. As a result of defendants’ self dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Fox common stock in the Proposed Acquisition. Further, plaintiff alleges that defendants have thus far failed to adequately disclose material information to the minority shareholders concerning the Proposed Acquisition.

17. Because defendants have breached their duties of candor, loyalty, good faith and fair dealing in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action pursuant to Court of Chancery Rule 23, on plaintiffs behalf and as a class action on behalf of all other stockholders of the Company (except defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ wrongful actions, as more fully described herein (the “Class”).

19. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. There are issued and outstanding an aggregate of 426,959,000 shares of common stock of the Company. There are likely hundreds, if not thousands, of record and beneficial holders of Fox common stock.

(b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

(i) whether defendants have breached their fiduciary duties of undivided loyalty and good faith with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(ii) whether the Individual Defendants and News Corp. are unjustly enriching themselves and other insiders or affiliates of News Corp.;

(iii) whether News Corp., as the controlling and dominating shareholder of Fox, has breached and is breaching its fiduciary duties to the Fox shareholders by making an unfair and inadequate offer to take the Company private, and in failing to disclose material information to the Fox minority shareholders in the Disclosure Documents;

(iv) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of candor, good faith, honesty and fair dealing; and

(v) whether plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members o f the Class and the plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate.

BACKGROUND OF THE PROPOSED ACQUISITION

20. On January 10, 2005, News Corp. announced in a press release that it had commenced an offer to acquire all of the outstanding shares of the Company that it did not already own in an exchange of News Corp. shares for Fox shares. Pursuant to the Proposed Acquisition, valued at approximately $6 billion, holders of Fox Class A shares will receive 1.90 shares of News Corp. Class A shares, representing a paltry 7.4 percent premium over Fox’s closing price of $31.22 on the New York Stock Exchange the last trading day prior to the announcement.

21. Yet, defendant DeVoe, the CFO and a director of both News Corp. and Fox, did comment on the Proposed Acquisition at a conference call on January 10, 2005. When asked by a Prudential representative about the multiple arrived at by News Corp. in making the Proposed

Acquisition, DeVoe tellingly stated that he believed the Proposed Acquisition to be simply “a value” for Fox’s minority shareholders.

22. Indeed, David Meller of financial advisor Sanders, Morris, Harris (“SMH”) specifically questioned News Corp. about the minimal premium being paid to Fox’s minority shareholders, stating:

The 7.4% premium you announced this morning seems a little thin -no offense. The stock is already asking $33.95 here at pre-market trading. It seems like the market may be expecting you guys to up your offer.

23. In addition, a representative of a longtime stockholder of Fox also raised serious concerns about the Proposed Acquisition at the conference call. He stated:

We’ve been long-time shareholders of Fox and have debated whether to express our bullish view on Fox through News or Fox, and ultimately decided on owning Fox really relying on the confidence that the terms of any exchange would be fair, which gets back to this question of what’s the fair price for Fox shares. I would echo the earlier comment that the premium seems a little bit skinny, based on a number of factors. First, the premiums paid in M&A transactions including purchases of minority stubs would come in materially higher than 7%. Secondly, if you benchmark Fox versus Viacom and Time Warner on a pre-cash flow multiple, you’re looking at a price that’s closer to $41 than the current price offered.

24. The discount to comparable companies was noticed immediately by SMH, whose representatives opined that:

[u]sing EV/OIBDA as the chief yardstick, the [7.4 percent] premium correlates to 10.6x our calendarized 2005 OIBDA estimate of $3.012 billion, a noticeable discount relative to comparables Disney and Viacom, which finished the session trading at 12.3x and i 1.3x, respectively.

25. Deutsche Bank-North America (“DB-NA”) also criticized the proposal, concluding that the value placed on the deal (i.e., 12x ‘04E EV/EBITDA and lOx `O5E), was “well below historical deal multiples,” and the 7.4 percent premium was “well below [DB-NA’s] $37/sh[are] price target and we believe a slightly higher [News Corp.] bid will be required to win over Fox shareholders.” DB-NA went on to opine that:

...Newscorp’s initial offer does appear low in our view. Our target price for Fox is $37/share, consistent with both our [Discounted Cash Flow] analysis and our sum-of-the-parts valuation when viewed on a current value basis (as opposed to a 12-month target). Newscorp’s initial offer implies only $32.50 per Fox share at Monday’s closing price, Also, at 10x ‘05E EV/EBITDA this transaction would fall at the low end of recent entertainment deal multiples.

Instead, Fox shares have traded to $34.28 at Monday’s close, 2.00x Newscorp’s closing price of $17.13/sh[are], implying that shareholders expect Newscorp will be willing to raise its bid to get a deal done. Our analysis shows that a 2.00 ratio would be more appropriate for Fox shareholders. At a 2.0 ratio Fox shareholders would be essentially trading away 8% upside today to our $37 target in exchange for 17% upside over the next year in Newscorp’s shares.

26. Likewise, Prudential Equity Group (“Prudential”) also found problems with the fairness of the Proposed Acquisition for Fox’s minority shareholders. Specifically, Prudential noted that:

Though News Feels The Offer Reflects Fair And Full Value, We Believe There’s Room For It To Come Up On the [News Corp.] conference call [on January 10, 2005], management suggested that the price it is paying for Fox is fair based on the fact that the stock is trading at its 52-week high and that the News’ offer actually represents a 17% premium over Fox’s six-month average price and an 18% premium to Fox’s 12-month average price. We disagree with management’s assessment (and presumably, the investment bankers’ fairness opinion) that the offer constitutes a fair and full price. In our opinion, where a stock trades versus what its fair value is, aren’t always highly correlated.

*     *     *     *     *

Based on our [Discounted Cash Flow analysis] and sum-of-the-parts valuation work, we believe Fox’s full value is $40 per share. Because News already controls the company however, we’ve felt that what it could reasonably pay to constitute a “fair price” is a multiple that is at least in line with the other entertainment conglomerates (even though we feel the stock prices at which the entertainment companies currently trade have room to move up). Our valuation work suggests that the average 2005 EV/OIBDA multiple is 9.3 times, while the News offer suggests an 8.2 multiple, even though Fox has been and will likely continue to grow its OIBDA faster than any other large entertainment conglomerate in our group.

27. Accordingly, the consideration in the Proposed Acquisition is not an industry standard premium at all, nor is it in the best interests of Fox’s minority stockholders. To the contrary, the consideration in the Proposed Acquisition is inadequate, unfair, and clearly does not represent the true value of the Company.

28. News Corp. and the Murdoch Family are intent on paying the lowest possible price to Class members, even though the Individual Defendants and News Corp., as the majority shareholder of Fox, are duty-bound to act fairly and in good faith with respect to the minority shareholders.

29. News Corp. has timed the Proposed Acquisition to freeze out Fox’s minority shareholders in order to capture for itself and the Murdoch Family Fox’s future potential without paying an adequate or fair price to the Company’s minority shareholders, and to place an artificial lid on the market price of Fox stock so that the market would not reflect the Company’s potential, thereby purporting to justify an unreasonably low price.

30. For instance, Fox has seen remarkable growth in recent years. As the Company announced in a press release accompanying a Form 8-K filed with the SEC on November 3, 2004 concerning its First Quarter financial results:

FOX REPORTS FIRST QUARTER OPERATING INCOME OF $675 MILLION,

A 10% INCREASE, ON REVENUE GROWTH OF 5%

FIRST QUARTER OPERATING INCOME BEFORE DEPRECIATION

AND AMORTIZATION GROWS 9% TO $744 MILLION

31. Indeed, commenting on the results, Chairman and CEO Rupert Murdoch said:

We arc extremely pleased with the revenue and operating income before depreciation and amortization growth we delivered during our first quarter- a continuation of the record results we achieved in fiscal 2004. Double-digit earnings gains at our cable and television broadcast network segments, as well as strong profits from filmed entertainment underscore the sustained financial strength across our diverse and balanced collection of assets. At the same time, DIRECTV is quickly establishing itself as another growth engine, positioning this key asset for substantial earnings generation in the years ahead. The potential of our asset base, and the profit growth we are poised to deliver, puts us in a great position to deliver strong returns for our shareholders.

32. Meanwhile, News Corp.’s financial position remains stagnant. According to News Corp.’s public filings with the SEC, News Corp.’s revenues and total assets have grown marginally over the last few years.

33. Further, News Corp. has access to internal financial information about the Company, its true value, expected increase in true value and the benefits of 100% ownership of Fox to which plaintiff and the Class members are not privy. News Corp. is using such inside information to benefit itself and its partners in its transaction, to the detriment of the Fox minority stockholders.

34. News Corp., the Murdoch Family, and the directors of Fox all have clear and material conflicts of interest in the Proposed Acquisition as News Corp. is the majority shareholder of the Company, and thereby dominates, controls, and/or has the power to influence the entire Board of Fox as well as the Company’s proxy machinery. News Corp. is acting to better its own interests at the expense of Fox’s minority shareholders. It is in a position to dictate the terms of the Proposed Acquisition, and the remaining directors of the Company are beholden to News Corp. and the Murdoch Family for their positions and the perquisites which they enjoy therefrom and cannot represent or protect the interest of the Company’s minority shareholders with impartiality and vigor.

35. Moreover, while a Special Committee comprised of defendants Powers and Cotsakos has been formed by the Board of Fox to evaluate the Proposed Acquisition, this Special Committee is anything but independent and unbiased, and is, in fact, completely impotent. First, Powers has clear conflicts of interest with respect to the Proposed Acquisition and News Corp. generally. Powers sits on the board of directors of yet another majority-owned subsidiary of News Corp., NDS Group, where he serves alongside defendants Lachlan Murdoch, David DeVee and Arthur Siskin. Upon information and belief, Powers was appointed to this position in October 2000 after News Corp.’s slate of directors at NDS Group nominated him at an annual general meeting to be one of the “independent” directors of NDS Group. Second, Cotsakos has served on two separate boards with defendant and News Corp. insider Chernin—the boards of Tickets.com and E*TRADE. Thus, as each member would have obvious conflicts of interest, in light of, inter alia, their allegiance to the Murdoch Family and News Corp. as the controlling and dominating shareholders of Fox and their nominations by News Corp. directors to the Board, this Special Committee is a charade.

36. Simply put, the Proposed Acquisition is in furtherance of a wrongful plan by News Corp. and the Murdoch Family to take the Company private, which, if not enjoined, will result in the elimination of the public stockholders of Fox in a transaction that is inherently unfair to them and that is the product of the defendants’ conflict of interest and breach of fiduciary duties, as described herein. More particularly, the transaction is in violation of the Individual Defendants’ and News Corp.’s fiduciary duties and has been timed and structured unfairly in that:

(a) The Proposed Acquisition is designed and intended to eliminate members of the Class as stockholders of the Company at a exchange ratio which the Individual Defendants and News Corp. know or should know is unfair and inadequate;

(b) News Corp., by virtue of, among other things, its ownership and voting power, controls and dominates the Board of Directors of Fox;

(c) The Individual Defendants and News Corp. have unique knowledge of the Company and have access to information denied or unavailable to the Class. Without all material information, Class members are unable to determine whether the price offered in the transaction is fair; and

(d) The Individual Defendants and News Corp. have violated their duty of fair dealing by manipulating the timing of the transaction to benefit News Corp. and its shareholders at the expense of plaintiff and the Class.

37. In sum, News Corp. is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.

38. Unless enjoined by this Court, the Individual Defendants and News Corp. will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Proposed Acquisition to the irreparable harm of plaintiff and the Class.

39. Plaintiff and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

C. To the extent the Proposed Acquisition is consummated, rescinding it or awarding rescissory damages to the Class;

D. Directing defendants to account to the plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;

F. Granting such other and further relief as this Court may deem just and proper.

ROSENTHAL MONHAIT GROSS & GODDESS, P.A.

By:	/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (DSBA No. 234)
919 North Market Street, Suite 1401
P.O. Box 1070
Wilmington, Delaware 19899
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

LERACH COUGHLIN STOIA GELLER

RUDMAN & ROBBINS, LLP

JONATHAN M. STEIN

STUART A. DAVIDSON

197 S. FEDERAL HIGHWAY, SUITE 200

BOCA RATON, FL 3 3432

Telephone:	561-750-3000
Facsimile:	561-750-3364

LERACH COUGHLIN STOIA GELLER

RUDMAN & ROBBINS, LLP

DARREN J. ROBBINS

RANDALL J. BARON

A. RICK ATWOOD, JR.

401 B STREET, SUITE 1600

SAN DIEGO, CA 92101

Telephone:	619-231-1058
Facsimile:	619-231-7423

LERACH COUGHLIN STOIA GELLER

RUDMAN & ROBBINS, LLP

SAMUEL H. RUDMAN

200 Broadhollow Road, Suite 406

Melville, NY 11747

Telephone:	631/367-7100
Facsimile:	631/367-1173

GREENFIELD & GOODMAN, LLC

Richard D. Greenfield, Esq.

7426 TOUR DRIVE

EASTON, MD 21601

Telephone: 410-745-4149

Facsimile: 410-745-4158

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